                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Aberdeen Australia Equity Fund, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                +44.20.7572.6200
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 2003
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 4 Pages

----------------------                                      --------------------
 CUSIP No.: 318652104                  13D                   Page 2 of 4 Pages
----------------------                                      --------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

             Bankgesellschaft Berlin AG
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF                     (a) [  ]
         A GROUP                                                      (b) [  ]


--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                   WC

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [  ]
         PURSUANT TO ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Federal Republic of Germany
--------------------------------------------------------------------------------
                        SOLE VOTING POWER                            5,374,949

         NUMBER OF    ----------------------------------------------------------
          SHARES        SHARED VOTING POWER
       BENEFICIALLY
           OWNED      ----------------------------------------------------------
          BY EACH       SOLE DISPOSITIVE POWER                       5,374,949
         REPORTING
          PERSON      ----------------------------------------------------------
           WITH         SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                    5,374,949

--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW                             [  ]
         (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)                                                      32.0%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                          BK

--------------------------------------------------------------------------------

         This Amendment No. 4 amends and supplements Items 4 and 5(a) and Annex A of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Annex A sets forth the name, address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany. Items not included in this amendment are not amended and remain as previously reported.

ITEM 4.           PURPOSE OF TRANSACTION

         In Amendment No. 3 to the Bank's Statement on Schedule 13D with respect to the Fund, the Bank reported that it intended to request exemptive relief from the Securities and Exchange Commission, pursuant to subsection 17(b) of the Investment Company Act of 1940, from certain prohibitions set forth in subsection 17(a) of the Investment Company Act, in connection with the Bank's interest in participating in the proposed in-kind tender offer announced by the Fund on February 19, 2003. On May 21, 2003, the Bank filed a formal application with the Commission for such relief.

         Representatives of the Bank have indicated to the Fund an interest in having an opportunity to appoint an observer to attend meetings of the Fund's board of directors, both on a current basis and if the Bank remained a significant stockholder in the Fund after the completion of any tender offer made by the Fund. However, while representatives of the Fund have indicated to the Bank that such an arrangement would be acceptable to the Fund, subject to the understanding that the Bank's representative would be excluded from the discussion of matters touching upon the Fund's relationship to the Bank and to the institution of appropriate confidentiality safeguards, no such observer arrangement has thus far been implemented. The question of whether such observer status might be granted following the completion of an in-kind tender offer was deferred pending a determination of the actual level of the Bank's holdings in the Fund after the Bank's participation in such an offer.

         Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) According to the definitive proxy statement relating to the Fund's 2003 annual meeting filed with the Commission by the Fund on March 10, 2003, there were 16,777,298 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number. The Bank is the beneficial owner of 5,374,949 shares of Common Stock, which constitute approximately 32.0% of the outstanding shares of Common Stock.


                               Page 3 of 4 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2003


                           BANKGESELLSCHAFT BERLIN AG


                           By:       /s/ Dirk Kipp
                               -----------------------------
                               Name:  Dirk Kipp
                               Title: Managing Director


                           By:       /s/ Moritz Sell
                               -----------------------------
                               Name:  Moritz Sell
                               Title: Director












                               Page 4 of 4 Pages

                                                                         ANNEX A

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin, Federal Republic of Germany.

                          MEMBERS OF THE MANAGING BOARD


NAME AND ADDRESS                                        PRINCIPAL OCCUPATION
Hans-Joerg Vetter                                       Chairman of the Managing Board of Bankgesellschaft Berlin AG

Serge Demoliere                                         Member of the Managing Board of Bankgesellschaft  Berlin AG

Dr. Johannes Evers                                      Member of the Managing Board of Bankgesellschaft Berlin AG

Uwe Kruschinski                                         Member of the Managing Board of Bankgesellschaft Berlin AG

Norbert Pawlowski                                       Member of the Managing Board of Bankgesellschaft Berlin AG

Dr. Thomas Veit                                         Member of the Managing Board of Bankgesellschaft Berlin AG


                                EXECUTIVE OFFICER

NAME AND ADDRESS                                        PRINCIPAL OCCUPATION

Dariush Ghassemi-Moghadam                               Managing Director of Bankgesellschaft Berlin AG
Unternehmensentwicklung

Klaus Spicker                                           Managing Director of Bankgesellschaft Berlin AG
Recht

Jochen W. Sawahn                                        Managing Director of Bankgesellschaft Berlin AG
Personal

Dr. Uwe-Jens Siegert                                    Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Revision
Hardenbergstrasse 32
D-10623 Berlin


                                                                               1

Martin Mueller                                          Managing Director of Bankgesellschaft Berlin AG, Berlin and
Treasury                                                General Manager of Bankgesellschaft Berlin AG,
and                                                     London Branch
Debt Finance (temporarily)
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6JP

Dirk Kipp                                               Managing Director of Bankgesellschaft Berlin AG
Eigenhandel

Uwe Papesch                                             Managing Director of Bankgesellschaft Berlin AG
Equities

Bartho Schroeder                                        Managing Director of Bankgesellschaft Berlin AG
Business Management

Ludwig Reinhardt                                        Managing Director of Bankgesellschaft Berlin AG
Zins-/Kreditprodukte

Frank-Michael Boenke                                    General Manager of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG                              London Branch
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6JP

Gerhard Roller                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Internationales Geschaft
Hardenbergstrasse 20
D-10623 Berlin

Dr. Christian Engell                                    Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Firmenkunden
Prinzregentenstrasse 25
D-10715 Berlin

Beate Brummel                                           Managing Director of Bankgesellschaft Berlin AG
Kreditbereich Kapitalmarktgeschaft

Ronald Berentin                                         Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kredit Firmenkunden und Privatkunden
Hardenbergstrasse 21
D-10623 Berlin


                                                                               2


Dr. Georg Reutter                                       Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kredit Immobilien BG
Corneliusstr, 7
D-10787 Berlin

Axel Lange                                              Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kreditbereich IBAG/IBG
Corneliusstr, 7
D-10787 Berlin

Helmut Ramthun                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Compliance
Brunnenstrasse 111
D-13355 Berlin

Dr. Karl-Friedrich Hirschhaeuser                        Managing Director of Bankgesellschaft Berlin AG
Risikocontrolling

Willi Boehmer                                           Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Finanzen
Brunnenstrasse 111
D-13355 Berlin

Dr. Christian Burmester                                 Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kreditsekretariat
Brunnenstrasse 111
D-13355 Berlin

Siegfried Schoelper                                     Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Controlling
Brunnenstrasse 111
D-13355 Berlin

Stefan Traegler                                         Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Organisation u. Informationstechnologie
Brunnenstrasse 111
13355 Berlin

Michael Wenzel                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Risikobetreuung
Firmenkunden u. Privatkunden
Hardenbergstrasse 32
D-10623 Berlin


                                                                               3


Hans-Werner Wilms                                       General Manager of Bankgesellschaft Berlin Invest GmbH
Bankgesellschaft Berlin Investment GmbH
Kurfuerstendamm 201
10719 Berlin

Guenter Laubner                                         General Manager of Bankgesellschaft Berlin Invest GmbH
Bankgesellschaft Berlin Investment GmbH
Kurfuerstendamm 201
10719 Berlin

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

     The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.















                                                                               5